AMT CAPITAL FUND, INC.

                            FORM N-SAR

Item 77C.- Matters Submitted to a Vote of Security Holdings

    1)	 A special meeting of Shareholders of U.S. Selected Growth
        Portfolio was held on August 15, 1996 to approve a proposal to liquidate all the assets of the Portfolio and distribute the proceeds to Shareholders pursuant to the provisions of the Plan of Complete Liquidation of Portfolio.

       	Shareholders voted in favor of the liquidation and the Portfolio was liquidated on August 27, 1996.

    2) 	A special meeting of Shareholders of HLM International Equity
        Portfolio was held on October 30, 1996 to approve a proposal to reorganize the Portfolio into the newly-formed International Equity Portfolio of Harding, Loevner Funds, Inc.

       	Shareholders voted in favor of the reorganization and the Portfolio was merged on October 31, 1996.


Item 77M- Mergers

See 2) above.